UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-34502

CUSIP Number: 36117V303

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2025

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Future FinTech Group Inc.

Full Name of Registrant

N/A

Former Name if Applicable

02B02B-03A, 23/F, Sino Plaza, 255-257 Gloucester Road

Address of Principal Executive Office (Street and Number)

Causeway Bay, Hong Kong

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Future FinTech Group Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025 (the “Quarterly Report”) within the prescribed time period without unreasonable effort or expense because additional time is required to complete the audit procedures audit procedures of the Company’s financial statements in time for filing. The Company anticipates filing its Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hu Li	852	21141970
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Future FinTech Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2025	By:	/s/ Hu Li
Hu Li
	Title:	Chief Executive Officer

Part IV. (3) Anticipated Significant Changes in Results of Operations

We anticipate reporting the following significant changes in the results of operations from the same period of the last fiscal year:

Revenue

The following table sets forth the breakdown of our revenues for the three months ended June 30, 2025 and 2024, respectively:

	Three months ended June 30,
	2025	2024	Change
	Amount	Amount	Amount	%
Fast-Moving Consumer Goods (FMCG)	$387,684	$-	$387,684	100.00%
Trading Commission and Consulting service	217,598	204,315	13,283	6.50%
Supply Chain Financing/Trading	-	64,674	(64,674)	(100.00)%
Total revenue	$605,282	$268,989	$336,293	125.02%

For the three months ended June 30, 2025 and 2024, revenue from sales of FMCG was $387,684 and nil, respectively, representing an increase of $387,684, or 100.00%. The increase was primarily attributable to the Company’s strategic expansion into the FMCG sector in September 2024, which significantly contributed to our revenue growth during the three months ended June 30, 2025.

For the three months ended June 30, 2025 and 2024, revenue from supply chain financing/trading was nil and $64,674, respectively, representing a decrease of $64,674, or 100.00%. The decrease was due to our management’s decision to temporarily suspend these operations resulting from lower coal prices and reduced market demand in China during the three months ended June 30, 2025.

Gross Profit

The following table sets forth the breakdown of the gross profit for the three months ended June 30, 2025 and 2024, respectively:

	Three months ended June 30,				Variance
	2025	%	2024	%	Amount	%
Fast-Moving Consumer Goods (FMCG)	$10,327	5.53%	$-	-	$10,327	100.00%
Trading Commission and Consulting service	176,445	94.47%	195,792	75.94%	(19,347)	(9.88)%
Supply Chain Financing/Trading	-	-	62,029	24.06%	(62,029)	(100.00)%
Total gross profit	$186,772	100.00%	$257,821	100.00%	$(71,049)	(27.56)%

Overall gross profit decreased by $0.07 million, or 27.56%, to $0.19 million for the three months ended June 30, 2025 from $0.26 million for the same period last year. The decrease was primarily due to the decrease in gross profit from supply chain financing/trading which was in line with the decrease in revenue for this business segment during the three months ended June 30, 2025. Overall gross margin as a percentage of revenue was 30.86% for the three months ended June 30, 2025, representing a decrease of 64.99% from 95.85% for the same period last year, mainly due to the decrease in gross margin for debt recovery consulting service fee as well as U.S. dollar bond service. Additionally, the decrease in gross margin was due to the lower gross margin from FMCG, which accounted for a majority portion of total revenue during the three months ended June 30, 2025.

Operating Expenses

The following table sets forth the breakdown of our operating expenses and operating expenses as a percentage of revenue for the three months ended June 30, 2025 and 2024, respectively: (in thousands)

	Three months ended June 30,
	2025		2024
	Amount	% of revenue	Amount	% of revenue
General and administrative expenses	$854	141.07%	$1,424	423.41%
Selling expenses	249	41.15%	151	45.06%
Bad debt provision (recovery)	393	69.94%	(276)	(82.04)%
Total operating expenses	$1,496	247.16%	$1,299	386.42%

For the three months ended June 30, 2025, our general and administrative expenses were $0.85 million, representing a decrease of $0.57 million, or 40.03%, as compared to the same period last year. The decrease was mainly due to decreased professional service fees during the three months ended June 30, 2025.

For the three months ended June 30, 2025, our selling expenses were $0.25 million, representing an increase of $0.10 million, or 64.37%, as compared to the same period last year. The decrease was mainly due to decreased traveling fees and employee bonuses.

For the three months ended June 30, 2025, our bad debt provision was $0.39 million, representing an increase of $0.67 million, or 242.47%, as compared to the same period last year. The increase was primarily due to the management’s efforts in collection of long overdue receivables from our customers, causing net recovery of credit losses during the three months ended June 30, 2024.

Other Income, Net

For the three months ended June 30, 2025, our net other income was $3.16 million, representing an increase of $2.93 million, or 1,259.48%, as compared to the same period last year. The increase was primarily due to the gain of $3.1 million on debt restructuring during the three months ended June 30, 2025 as we entered into a settlement and forbearance agreement with FT Global.

Net income (loss) from continuing operation

For the three months ended June 30, 2025, our net income from continuing operation were $1.85 million, representing an increase of $2.66 million, or 328.85%, as compared to the same period last year. The increase was primarily due to the increase in net other income, as discussed above.

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